Schedule 13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GAMESTOP CORP

(Name of Issuer)

Class A Common Stock par value of $.001

(Title of Class of Securities)

36467W109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No. 36467W109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald A. Foss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9): 0%*

*The percentage is calculated based upon total outstanding shares of 69,746,960, as of December 1, 2020, as set forth in the Issuer’s Form 10-Q, filed on December 8, 2020.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 3 of 5

Item 1. (a)	Name of Issuer: GAMESTOP CORP

Item 1. (b)	Address of Issuer's Principal Executive Offices: 625 Westport Parkway Grapevine TX 76051 United States

Item 2. (a)	Name of Person Filing: Donald A. Foss

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

29777 Telegraph Road, Suite 2611, Southfield, MI 48034

Item 2. (c)	Citizenship: United States of America

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 36467W109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Schedule 13G	Page 4 of 5

Item 4. Ownership

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Donald A. Foss	0	0%	0	-	0	-
			0	-	0	-

*The percentage is calculated based upon total outstanding shares of 69,746,960, as of December 1, 2020, as set forth in the Issuer’s Form 10-Q, filed on December 8, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statements is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the follow: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

By:	/s/ Donald A. Foss
Name:	Donald A. Foss